Exhibit n.(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Financial Statements” in the Prospectus and “Experts” in the Statement of Additional Information, each dated May 1, 2025, and each included in this Post-Effective Amendment No. 31 to the Registration Statement (Form N-6, No. 333-87766) of Farm Bureau Life Variable Account (Nonparticipating Flexible Premium Variable Life Insurance Policy) (the “Registration Statement”).

We also consent to the use of our report dated April 24, 2024, with respect to the financial statements of each of the subaccounts within Farm Bureau Life Variable Account, for the year ended December 31, 2023, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 30, 2025